Price Protection Exhibit
10/1/19

The following table explains how price protection calculates allowable prices:

BlockCross Price Protection	<= $5.00	Between $5.00 and $90.00	>= $90.00
Buyer Protection: Maximum allowable price, based on national best offer when buyer accepted ("Offer").	Offer	Offer + [10bps]	Offer + $0.09
Seller Protection: Minimum allowable price, based on national best bid when seller accepted ("Bid").	Bid	Bid – [10bps]	Bid $0.09